Momentus Inc.

3901 N. First Street

San Jose, CA 95134

September 13, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Geoff Kruczek

Re:	Momentus Inc. Registration Statement on Form S-1 (File No. 333-259281) Filed September 3, 2021 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Momentus Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the same will become effective on September 14, 2021, at 4:30 PM, Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes Daniel S. Kim of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Daniel S. Kim of Orrick, Herrington & Sutcliffe LLP at (310) 633-2803.

If you have any questions regarding this request, please contact Daniel S. Kim of Orrick, Herrington & Sutcliffe LLP at (310) 633-2803.

Very truly yours,

MOMENTUS INC.

By:	/s/ John C. Rood
Name: John C. Rood
Title: Chief Executive Officer

cc:	Daniel S. Kim, Orrick, Herrington & Sutcliffe LLP